VIA EDGAR

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
United States of America

Re:	Notice of Disclosure Filed in Annual Report on Form 20-F 2020 Under Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Exchange Act

Ladies and Gentlemen:

Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended, notice is hereby provided that EXFO Inc., has made disclosure pursuant to such provisions in its annual report on Form 20-F for the fiscal year ended August 31, 2020, which was filed with the U.S. Securities and Exchange Commission on November 25, 2020.

Respectfully submitted,

EXFO Inc.

By:	/s/ Philippe Morin
Name:	Philippe Morin
Title:	CEO

November 25, 2020